The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

RECEIVED
2008 MAY 30 A 11: 18
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

May 26, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

(1)NOTICE OF PARTIAL AMENDMENTS TO THE ARTICLES OF INCORPORATION
(2)POLICY CONCERNING REDUCTION OF NUMBER OF SHARES PER MINIMUM TRADING UNIT
(3)NOTICE REGARDING A REDUCTION OF "CAPITAL RESERVE"

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

08002918

PROCESSED
JUN 02 2008
THOMSON REUTERS

Nobuaki Minei
Senior Manager
Global Finance Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

5/30

May 19, 2008

To Whom It May Concern:

Name of listed company: Chuo Mitsui Trust Holdings, Inc.

Code No.: 8309

Notice of Partial Amendments to the Articles of Incorporation

Chuo Mitsui Trust Holdings, Inc. (the "Company") hereby announces that it has resolved at its Board of Directors' Meeting held on May 19, 2008 to submit a proposal to the Seventh Ordinary General Meeting of Shareholders scheduled for June 27, 2008 concerning "Partial Amendments to the Articles of Incorporation."

1. Purpose of Amendments to the Articles of Incorporation

(1) Aiming to increase the methods of capital procurement, the Company will add provisions regarding new classes of preferred stock (proposed amendments to Articles 6, 13, 15 and 19) and revise other related provisions. The said new classes of preferred stock will be of a "bond-type" for which no acquisition request rights will be granted and for which the consideration specified in the acquisition clause is cash.

(2) To secure flexibility in its capital policies, the Company will provide that the acquisition of treasury stock, which is stipulated in Article 459, Paragraph 1, Item 1 of the Company Act, may be determined by a resolution of the Board of Directors (proposed amendment to Article 51). Accordingly, Article 8 of the current Articles of Incorporation will be deleted.

(3) In addition to the above, necessary changes to the overall Articles of Incorporation will be made, including reviewing the existing clauses, revising internal cross-references to cited Articles, and upward revisions to the number of Articles.

2. Details of Amendments to the Articles of Incorporation

See attached document.

3. Schedule

Shareholders' meeting for Amendments to the Articles of Incorporation:

Friday, June 27, 2008

Proposed effective date:

Friday, June 27, 2008

[For inquiries concerning this matter]
Keisuke Kudo, General Manager
General Affairs Department
Tel: +81-3-5232-8544

Substance of the amendments

(The parts to be amended are underlined.)

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
Article 6. (Total Number of Shares Authorized to be Issued) The total number of shares authorized to be issued by the Company shall be four billion three hundred and eighteen million four hundred and eighty-eight thousand six hundred and eighty-six (4,318,488,686) shares, the detail of which shall be as set forth below. Common stock: 4,068,332,436 shares Class II preferred stock: 93,750,000 shares Class III preferred stock: 156,406,250 shares	Article 6. (Total Number of Shares Authorized to be Issued) The total number of shares authorized to be issued by the Company shall be four billion four hundred and forty-three million four hundred and eighty-eight thousand six hundred and eighty-six (4,443,488,686) shares, the detail of which shall be as set forth below. Common stock: 4,068,332,436 shares Class II preferred stock: 93,750,000 shares Class III preferred stock: 156,406,250 shares Class V preferred stock: 62,500,000 shares Class VI preferred stock: 62,500,000 shares	This amendment is proposed to set the total number of shares of Class V and VI preferred stock authorized to be issued.
Article 8. (Acquisition of Own Shares) The Company may, by a resolution of the Board of Directors, acquire its own stock pursuant to the provisions of the Article 165, Paragraph 2 of the Company Act.	<Deleted>	This amendment is proposed to delete this provision in connection with the establishment of Article 51.
Article 9. (Purchase and Cancellation of Shares) When the Company purchases or cancels shares, it may do so with respect to the common stock and/or one or more shares of each class of preferred stock.	<Deleted>	This amendment is proposed to delete this unnecessary provision in favor of the related provisions and terms set forth in the Company Act.
Article 10~14. <Provisions omitted>	Article 8~12. <No Change>	
Article 15. (Preferred Dividends) 1. In the case of payment of dividends from surplus as provided for in Article 52-1 hereof, the Company shall pay to the holders of shares of preferred stock (hereinafter referred to as the "Preferred Shareholders") or registered stock pledgees with respect to shares of preferred stock (hereinafter referred to as the "Registered Preferred Stock Pledgees"), in preference to the holders of shares of common stock (hereinafter referred to as the "Common Shareholders") or registered stock pledgees with respect to shares of common stock (hereinafter referred to as the "Registered Common Stock Pledgees") cash dividends from surplus in an amount as provided below (hereinafter referred to as the "Preferred Dividends"); provided, however, that if all or part of the Preferred Interim Dividends as provided for in Article 16 or	Article 13. (Preferred Dividends) 1. In the case of payment of dividends from surplus as provided for in Article 52-1 hereof, the Company shall pay to the holders of shares of preferred stock (hereinafter referred to as the "Preferred Shareholders") or registered stock pledgees with respect to shares of preferred stock (hereinafter referred to as the "Registered Preferred Stock Pledgees"), in preference to the holders of shares of common stock (hereinafter referred to as the "Common Shareholders") or registered stock pledgees with respect to shares of common stock (hereinafter referred to as the "Registered Common Stock Pledgees") cash dividends from surplus in an amount as provided below (hereinafter referred to as the "Preferred Dividends"); provided, however, that if all or part of the Preferred Interim Dividends as provided for in Article 14 or	This amendment is proposed to stipulate the outline of the dividends to be paid on the shares of Class V and Class VI preferred stock.

preferred dividends paid from surplus as provided for in Article 52-2 have been paid at the record date during the fiscal year which includes dividends record date, the amount so paid shall be subtracted from the Preferred Dividends: Class II preferred stock: ¥14.40 per share Class III preferred stock: ¥20 per share 2. If the amount of the dividends from surplus actually paid to the Preferred Shareholders or Registered Preferred Stock Pledgees for any fiscal year falls short of the prescribed amount of the Preferred Dividends, the difference shall not accumulate to any subsequent fiscal year therefrom. 3. With respect to shares of Classes II and III preferred stock, no dividends exceeding the amount of the Preferred Dividends hereof shall be paid to the Preferred Shareholders or Registered Preferred Stock Pledgees.	preferred dividends paid from surplus as provided for in Article 52-2 have been paid at the record date belonging to the fiscal year which includes dividends record date, the amount so paid shall be subtracted from the Preferred Dividends: Class II preferred stock: ¥14.40 per share Class III preferred stock: ¥20 per share Class V preferred stock: The amount per share is obtained by multiplying "the amount to be paid" by "the dividend rate" which is determined by a resolution of the Board of Directors before the issue of the preferred stock. The dividend rate shall be a fixed dividend rate, variable dividend rate or a combination of these rates. The maximum rate for fixed dividend rate shall be 10% per annum, and the maximum rate for annualized variable dividend rate shall be obtained by adding 5% to interest rate indexes (such as LIBOR, TIBOR, or swap rates) that are generally used when issuing securities. The amount paid per share of Class V preferred stock shall be no more than ¥1,600. Class VI preferred stock: The amount per share is obtained by multiplying "the amount to be paid" by "the dividend rate" which is determined by a resolution of the Board of Directors before the issue of the preferred stock. The dividend rate shall be a fixed dividend rate, variable dividend rate or a combination of these rates. The maximum rate for fixed dividend rate shall be 10% per annum, and the maximum rate for annualized variable dividend rate shall be obtained by adding 5% to interest rate indexes (such as LIBOR, TIBOR, or swap rates) that are generally used when issuing securities. The amount paid per share of Class VI preferred stock shall be no more than ¥1,600. 2. If the amount of the dividends from surplus actually paid to the Preferred Shareholders or Registered Preferred Stock Pledgees for any fiscal year falls short of the prescribed amount of the Preferred Dividends, the difference shall not	

	accumulate to any subsequent fiscal year therefrom. 3. No dividends exceeding the amount of the Preferred Dividends hereof shall be paid to the Preferred Shareholders or Registered Preferred Stock Pledgees.	
Article 16. (Preferred Interim Dividends) In the case of payment of interim dividends as provided for in Article 53 hereof, the Company shall pay to the Preferred Shareholders or Registered Preferred Stock Pledgees, in preference to the Common Shareholders or Registered Common Stock Pledgees, one-half of the amount of the Preferred Dividends (hereinafter referred to as the "Preferred Interim Dividends"), provided, however, that if preferred dividends paid from surplus as provided for in Article 52-2 have been paid in prior to the Interim Dividend, during the same fiscal year, the amount so paid shall be subtracted from the Preferred Interim Dividends.	Article 14. (Preferred Interim Dividends) In the case of payment of interim dividends as provided for in Article 53 hereof, the Company shall pay to the Preferred Shareholders or Registered Preferred Stock Pledgees, in preference to the Common Shareholders or Registered Common Stock Pledgees, one-half of the amount of the Preferred Dividends (hereinafter referred to as the "Preferred Interim Dividends"); provided, however, that if preferred dividends paid from surplus as provided for in Article 52-2 have been paid in prior to the Interim Dividend, belonging to the same fiscal year, the amount so paid shall be subtracted from the Preferred Interim Dividends.	This amendment is proposed to clarify the content of this Article.
Article 17. (Distribution of Residual Assets) In the case of distribution of residual assets, the Company shall pay ¥1,600 per share of preferred stock to the Preferred Shareholders or Registered Preferred Stock Pledgees, in preference to the Common Shareholders or Registered Common Stock Pledgees. 2. Except as provided for in the immediately preceding paragraph, no residual assets shall be distributed to the Preferred Shareholders or Registered Preferred Stock Pledgees.	Article 15. (Distribution of Residual Assets) In the case of distribution of residual assets, the Company shall pay the following amounts to the Preferred Shareholders or Registered Preferred Stock Pledgees, in preference to the Common Shareholders or Registered Common Stock Pledgees. Class II preferred stock: ¥1,600 per share Class III preferred stock: ¥1,600 per share Class V preferred stock: The amount per share that is obtained by multiplying "the amount to be paid" by "the ratio" which is determined by a resolution of the Board of Directors before the issue of the preferred stock. This ratio shall be a minimum of 80% and a maximum of 120%. Class VI preferred stock: The amount per share that is obtained by multiplying "the amount to be paid" by "the ratio" which is determined by a resolution of the Board of Directors before the issue of the preferred stock. This ratio shall be a minimum of 80% and a maximum of 120%. 2. Except as provided for in the immediately preceding paragraph, residual assets shall not be distributed to Preferred Shareholders or Registered Preferred Stock Pledgees.	This amendment is proposed to stipulate the outline of distribution of residual assets for the Class V and VI preferred stock.

Article 18. (Voting Rights) Preferred Shareholders shall not be entitled to vote at General Meeting of Shareholders: provided however, pursuant to the Article 15-1, Preferred Shareholders may have voting rights from the date of a general meeting of shareholders, in the case where a proposal on the Preferred Dividends is not submitted to such general meeting of shareholders, or immediately after the closing of a general meeting of shareholders, in the case where a proposal on the Preferred Dividends is rejected at such general meeting of shareholders, until, in either case, such time as the resolution of a general meeting of shareholders is passed to grant the Preferred Dividends.	Article 16. (Voting Rights) Preferred Shareholders shall not be entitled to vote at General Meeting of Shareholders: provided however, pursuant to the Article 13-1, Preferred Shareholders may have voting rights from the date of a general meeting of shareholders, in the case where a proposal on the Preferred Dividends is not submitted to such general meeting of shareholders, or immediately after the closing of a general meeting of shareholders, in the case where a proposal on the Preferred Dividends is rejected at such general meeting of shareholders, until, in either case, such time as the resolution of a general meeting of shareholders is passed to grant the Preferred Dividends.	This amendment is proposed to fix the cited Article number to reflect the amendment of Article numbers.
Article 19. <Provisions omitted>	Article 17. <No Change>	
Article 20. (Conversion into Common Stock) Preferred Shareholders may request the conversion of their preferred shares into common stock at the conversion price (hereinafter referred to as the "Conversion Price") and other terms of conversion, during such period for making requests for conversion to make share transfer, as determined by resolution of an Extraordinary General Meeting of Shareholders of The Chuo Mitsui Trust and Banking Co., Ltd. regarding the establishment of wholly owning parent company, as provided under the Article 365 of the Pre-Commercial Code.	Article 18. (Conversion into Common Stock) Shareholders of Class II and III preferred stock may request the conversion of their preferred shares into common stock at the conversion price (hereinafter referred to as the "Conversion Price") and other terms of conversion, during such period for making requests for conversion to make share transfer, as determined by resolution of an Extraordinary General Meeting of Shareholders of The Chuo Mitsui Trust and Banking Co., Ltd. regarding the establishment of wholly owning parent company, as provided under the Article 365 of the Pre-Commercial Code.	This amendment is proposed to clarify the fact that this Article applies to Class II and III preferred stock.
<Newly established>	Article 19. (Provisions for Acquisition) The Company may acquire all or part of the shares of Class V and VI preferred stock on a date to be determined separately by the Board of Directors in exchange for an amount of money that is deemed to be reasonable, taking into account the market situation, which the Board of Directors shall have assumed by the time of the first issue of said preferred stock, and taking into account the distributable amount of residual assets with respect to the said preferred stocks. In the event of a partial acquisition of the shares of preferred stock, such acquisition shall be conducted by lottery or by pro rata purchases.	This amendment is proposed to stipulate the outline of provisions for the acquisition of shares of Class V and VI preferred stock.
Article 21. (Mandatory Conversion into Shares of Common Stock) 1. Shares of Class II and III preferred stock with respect to which no request for	Article 20. (Mandatory Conversion into Shares of Common Stock) 1. Shares of Class II and III preferred stock with respect to which no request for	This amendment is proposed to fix the cited Article number to reflect the amendment

acquisition as set forth in above Article is made during the period for making requests for conversion, shall be mandatorily acquired, as of the date immediately following the last day of such period for making requests for conversion (hereinafter referred to as the "Mandatory Conversion Date"), and instead, the Company shall deliver its own common stock to shareholders in the number obtained by dividing ¥1,600 by the average of closing prices (regular way) (including the closing bid or offered price) of the Company's shares of common stock on the Tokyo Stock Exchange on each of the 30 trading days (disregarding any trading days on which no such closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to the Mandatory Conversion Date; provided, however, that such average price shall be obtained by calculating down to the hundredth of ¥1, and thereafter rounding to the nearest tenth of ¥1 with ¥0.05 being rounded upward. In this case, if such average falls below ¥400, the number of shares of common stock to be delivered in exchange for the acquisition of preferred stock shall be obtained by dividing ¥1,600 by ¥400. 2. Fractions of one share obtained as a result of calculating the number of shares of common stock as set forth in the above paragraph, if any, shall be treated correspondingly to the consolidation of shares as provided for in Article 234 of the Company Act.	acquisition as set forth in Article 18 is made during the period for making requests for conversion, shall be mandatorily acquired, as of the date immediately following the last day of such period for making requests for conversion (hereinafter referred to as the "Mandatory Conversion Date"), and instead, the Company shall deliver its own common stock to shareholders in the number obtained by dividing ¥1,600 by the average of closing prices (regular way) (including the closing bid or offered price) of the Company's shares of common stock on the Tokyo Stock Exchange on each of the 30 trading days (disregarding any trading days on which no such closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to the Mandatory Conversion Date; provided, however, that such average price shall be obtained by calculating down to the hundredth of ¥1, and thereafter rounding to the nearest tenth of ¥1 with ¥0.05 being rounded upward. In this case, if such average falls below ¥400, the number of shares of common stock to be delivered in exchange for the acquisition of preferred stock shall be obtained by dividing ¥1,600 by ¥400. 2. Fractions of one share obtained as a result of calculating the number of shares of common stock as set forth in the above paragraph, if any, shall be treated correspondingly to the consolidation of shares as provided for in Article 234 of the Company Act.	of Article numbers.
Article 22~23. <Provisions omitted>	Article 21~22. <No Change>	
Article 24. (Record Date for Meetings of Shareholders) <Provisions omitted>	Article 23. (Record Date for Ordinary General Meetings of Shareholders) <No Change>	This amendment is proposed to clarify the content of this Article.
Article 30. (General Meetings of Shareholders of Class Stock) The provisions of Articles 23-2, 25, 27 and 28 shall apply correspondingly to the general meetings of holders of classes of stock.	Article 29. (General Meetings of Shareholders of Class Stock) The provisions of Articles 22-2, 24, 26 and 27 shall apply correspondingly to the general meetings of holders of classes of stock.	This amendment is proposed to fix the cited Article number to reflect the amendment of Article numbers.
Article 31~51 <Provisions omitted>	Article 30~50 <No Change>	
<Newly established>	Article 51. (Acquisition of Treasury Stock) Unless otherwise provided for by laws or ordinances, the Company may, by a resolution of the Board of Directors, decide to purchase treasury stock as prescribed in	To secure flexibility in its capital policies, the Company provides that it may acquire treasury stock, as

	Article 459, Paragraph 1, Item 1 of the Company Act.	stipulated in Article 459, Paragraph 1, Item 1 of the Company Act, by a resolution of its Board of Directors.

May 19, 2008

To Whom It May Concern:

Name of listed company: Chuo Mitsui Trust Holdings, Inc.
Code No.: 8309

Notice Regarding a Reduction of "Capital Reserve"

Chuo Mitsui Trust Holdings, Inc. (the "Company") hereby announces that it has resolved at its Board of Directors' Meeting held on May 19, 2008 to propose a reduction of its "capital reserve" at its Seventh Ordinary General Meeting of Shareholders to be held on June 27, 2008.

1. Reason for reduction of "capital reserve"

In order to ensure flexibility and versatility in implementing its financial policy, in addition to repurchases of its own shares, the Company will reduce its "capital reserve" and transfer the amount of the reduction to "other capital surplus" pursuant to Paragraph 1, Article 448 of the Company Act.

2. Amount of reduction

The Company will reduce its "capital reserve" of 245,011,354,329 yen by an amount equal to 179,600,000,000 yen, which amount will be transferred to "other capital surplus".

3. Schedule of reduction of "capital reserve"

(1) Date of Board of Directors' Meeting: May 19, 2008

(2) Date of 7th General Meeting of Shareholders: June 27, 2008 (expected)

(3) Deadline for Creditors' Objection: June 30, 2008 (expected)

(4) Effective date: July 2, 2008 (expected)

4. The matter described above will not have any effect on the business results of the Company.

For inquiries concerning this matter, please contact:

Chuo Mitsui Trust Holdings, Inc.
Public Relations Group
Planning and Coordination Department
Phone: +81-3-5232-8827

May 19, 2008

To Whom It May Concern:

Chuo Mitsui Trust Holdings, Inc.
Code No.: 8309

Policy Concerning Reduction of Number of Shares per Minimum Trading Unit

Chuo Mitsui Trust Holdings, Inc. (the "Company") does not believe there is an immediate need to reduce the number of shares of its common stock per minimum trading unit at this time, taking into account the stock price, number of shareholders, liquidity of shares on the stock market, cost-effectiveness, and other factors. However, it will continue to examine the matter as circumstances and market needs change.

For inquiries concerning this matter, please contact:

Chuo Mitsui Trust Holdings, Inc.
Public Relations Group
Planning and Coordination Department
Phone: +81-3-5232-8827

END